Exhibit 99.1

YAMANA GOLD RAISES TOTAL CONSIDERATION OF APPROXIMATELY $178 MILLION THROUGH COMPLETION OF THE SALE OF ITS MERCEDES MINE AND MONETIZATION OF SANDSTORM WARRANT HOLDINGS

TORONTO, ONTARIO, October 3, 2016 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) ("Yamana" or the "Company") announces that it has completed the sale to Premier Gold Inc. ("Premier") of its Mexican subsidiaries through which the Mercedes mine is held.  Pursuant to the transaction, the Company received total consideration of $122.5 million in cash plus shares, equity securities and net smelter return royalties having an additional value of approximately $22 million.  The marketable securities received include 6 million common shares of Premier and 3 million common share purchase warrants of Premier that are exercisable at C$4.75 per common share for 24 months.  The Company also received a 1.0% net smelter return royalty on the Mercedes mine, that becomes payable upon the earlier of six years from the completion of the sale and the date upon which cumulative production of 450,000 ounces of gold equivalent from Mercedes has been achieved, as well as a 2.0% net smelter return royalty on the La Silla property in Sinaloa, Mexico and the La Espera property in Sonora, Mexico.

In addition, Yamana has also sold share purchase warrants to purchase 15 million shares of Sandstorm Gold Ltd. ("Sandstorm") for total net proceeds of approximately $33.55 million, or approximately $2.24 per warrant.  The warrants have an expiry date of October 27, 2020 and are exercisable at a strike price of $3.50 per share.  The closing price of Sandstorm on September 23, 2016 when the sales were priced was $5.06 per share implying an in-the-money value for the warrants of approximately $1.55 per share at that time.  The warrants were originally issued as part of the consideration for certain metal purchase arrangements relating to copper and silver entered into with Sandstorm in 2015.

In total, these transactions have provided approximately $156 million in cash which will be used to reduce net debt.  The Company continues to hold marketable securities and net smelter return royalties from these transactions having an additional value of approximately $22 million.  The Company will evaluate over time the merits of monetizing these securities for further debt reductions.

One of the Company's announced objectives in early 2016 was to reduce net debt by $300 million in a two year period through 2017.  The Company also announced that it intends to achieve a leverage ratio below 1.5 over time.  The Company is well ahead of schedule on both objectives and expects that cash balances will continue to increase, and net debt will continue to decrease, organically as a result of increased margins at current gold and silver prices.

(All amounts are expressed in United States dollars unless otherwise indicated.)

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, and Canada.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference "forward-looking statements" and "forward-looking information" under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company's strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as "plan," "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company's expectations in connection with the value of the consideration received on completion of the Transaction, the expected use of proceeds discussed herein, the reduction of the Company's net debt position and delivering value creation over the long term, and the Company's expectations on meeting its financial objectives as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's expected plans and objectives in connection with the Transaction and may not be appropriate for other purposes.

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